Filed by Patriot Coal Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934

Subject Company: Patriot Coal Corporation
(Commission File No. 001-33466)

The following letter was distributed by Patriot Coal Corporation on April 2, 2008.

April 2, 2008

With great pleasure, today we announced the proposed acquisition by Patriot Coal Corporation of Magnum Coal Company.  Magnum is a large, well-established coal producer in southern West Virginia which operates 12 mines and 7 preparation plants, with a significant presence in surface mining.

Magnum sold over 18 million tons in 2007 and has more than 600 million tons of reserves in Central Appalachia.  As a combined company, together we would have sold over 40 million tons in 2007, with a combined 1.9 billion tons of reserves.  With the addition of Magnum, Patriot will be the second largest coal producer in Central Appalachia and number seven in the U.S.

Patriot’s three stated core strategies encompass the following:

•	To maintain and enhance our operational performance through a continued emphasis on safety, productivity, cost control and environmental stewardship;

•	To maximize customer satisfaction, while also optimizing profitability; and

•	To pursue value-enhancing growth opportunities through organic growth, acquisitions and joint ventures.

The acquisition of Magnum fits squarely with these core strategies. This acquisition further strengthens Patriot’s position in the eastern United States, providing additional production and valuable reserves.

Like Patriot, Magnum also places a high priority on the safety of its miners.  As we looked at a possible combination with Magnum, this was very important to us – to find a partner with the same core safety values and principles.

As a Patriot customer, I want to assure you that we continue to value our relationship and business with you.  I believe this transaction with Magnum will make Patriot an even stronger company that will continue to be a reliable supplier to you over the long-term.

The actual closing of the Magnum acquisition is targeted for this summer, following regulatory and stockholder approval.  I will be communicating with you further in the next few months to let you know our progress toward closing the transaction.

I appreciate your commitment to Patriot, and I look forward to continuing our relationship in the future.

Sincerely,

Richard M. Whiting President & Chief Executive Officer Patriot Coal Corporation

* * * * *

Important Information for Stockholders

Patriot Coal Corporation (the “Company”) will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed issuance of Company common stock in the transaction with Magnum.  Investors and stockholders are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed issuance.  Investors and stockholders may obtain these documents free of charge at the website maintained by the SEC at www.sec.gov.  In addition, documents filed with the SEC by the Company are available free of charge by contacting investor relations by phone at (314) 275-3680, in writing to Janine A. Orf, Director of Investor Relations, or by email to jorf@patriotcoal.com.  The final proxy statement/prospectus will be mailed to stockholders.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed issuance.  Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 14, 2008 and in the Information Statement filed as Exhibit 99.1 to the Report on Form 8-K filed by the Company with the SEC on October 24, 2007.  Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.